March 17, 2023

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, DC 20549

Attn:	Ernest Greene
Claire Erlanger
Erin Donahue
Jay Ingram

Re:	Tian’an Technology Group Ltd.
Amendment No. 4 to Registration Statement on Form F-1
Filed March 17, 2023
File No. 333-267453

Dear Sir and Madam:

On behalf of Tian’an Technology Group Ltd., a British Virgin Islands corporation (the “Company”), we hereby file with the Securities and Exchange Commission (the “Commission”) an amended registration statement on Form F-1 (the “Amended Registration Statement”) in response to the comments of the staff (the “Staff”), dated March 16, 2023, with reference to the Company’s Registration Statement on Form F-1 filed with the Commission on March 1, 2023.

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Amendment 1 to Form F-1 Filed on March 1, 2023

Index to the Consolidated Financial Statements, page 51

1.	We have read your response to prior comment 5. Since this is an initial public offering of your common shares, please include your December 31, 2022 financial statements pursuant to Item 8.A.4 of Form 20-F or provide the appropriate representations in an exhibit to the filing as required by Instruction 2 to Item 8.A.4 prior to effectiveness of your registration statement.

Response: In response to the Staff’s comment, we have provided exhibit 99.1

420 Lexington Avenue, Suite 2446, New York, NY 10170

1212 Wilshire Blvd., Suite 810, Los Angeles, CA 90025

NYC Office: 646.861.7891

CA Office: 818.930.5686

www.cronelawgroup.com

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

March 17, 2023

General

2.	Please revise your disclosure to clarify whether or not you will be required to comply with the filing requirements or procedures set forth in the CSRC Trial Measures that will come into effect on March 31, 2023. If you are required, please also discuss the risks associated with non-compliance with the CSRC Trial Measures.

Response: In response to the Staff’s comment, we have revised the disclosure on the cover page, page 7 and 18 of the Amended Registration Statement.

We hope the Amended Registration Statement addresses the comments of the Commission. If we can provide any further assistance, please do not hesitate to contact the undersigned.

Sincerely,

THE CRONE LAW GROUP P.C.

By:	/s/ Cassi Olson
Cassi Olson

cc:	Cong He

420 Lexington Avenue, Suite 2446, New York, NY 10170

1212 Wilshire Blvd., Suite 810, Los Angeles, CA 90025

NYC Office: 646.861.7891

CA Office: 818.930.5686

www.cronelawgroup.com